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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

Commission File Number:  333-58972

     Notification of Late Filing

(Check One):

[X]  Form  10-K  [  ]  Form  20-F  [ ] Form 11-K [  ] Form 10-QSB [ ] Form N-SAR

For Period Ended:     NOVEMBER 30, 2002

     [  ]  Transition  Report  on  Form  10-K
     [  ]  Transition  Report  on  Form  20-F
     [  ]  Transition  Report  on  Form  11-K
     [  ]  Transition  Report  on  Form  10-Q
     [  ]  Transition  Report  on  Form  N-SAR

   For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information
                         -------------------------------

                           SOUTHBORROUGH VENTURES INC.
                           ---------------------------
                             Full Name of Registrant

                                 NOT APPLICABLE
                                 --------------
                            Former Name if Applicable

                               1250 Saturna Drive
                               ------------------
            Address of Principal Executive Office (Street and Number)

                  Parksville, British Columbia, Canada V9P 2T5
                  --------------------------------------------
                            City, State and Zip Code


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                        Part II - Rules 12b-25(b) and (c)
                        ---------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)  The  accountant's  statement  or  other  exhibit  required by Rule
12b-25(c)  has  been  attached  if  applicable.


                              Part III - Narrative
                              --------------------

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.


Management's inability to obtain the necessary business information required to complete the Company's audited financial statements has caused delay in completion of the Company's financial statements and the delivery of the report of the independent accountants relating to the Company's financial statements for the fiscal year ended November 30, 2002. As a result of this delay, the Company is unable to file its annual report on Form 10-KSB within the prescribed time period without unreasonable effort or expense.


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                           Part IV - Other Information
                           ---------------------------

(1) Name and telephone number of person to contract in regard to this notification.


     Patrick J. Russell      303          534-4499
     ------------------      ---          --------
     (Name)                  (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ]  Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SOUTHBORROUGH VENTURES INC.
                           ---------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 27, 2003          By:     /s/ John H. Taylor
                                          _________________________
                                          JOHN TAYLOR
                                          Director and President
                                          Chief Executive Officer
                                          (Principal Executive Officer)


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